Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

February 11, 2011	Deborah S. Froling
Attorney
VIA EDGAR AND HAND DELIVERY	202.857.6075 DIRECT
202.857.6395 FAX
froling.deborah@arentfox.com
Mr. Jay Ingram
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	ICON ECI Fund Fifteen, L.P.
Amendment No. 2 to Registration Statement on Form S-1, filed February 11, 2011
SEC File No. 333-169794

Dear Mr. Ingram:

On behalf of our client, ICON ECI Fund Fifteen, L.P. (the “Registrant”), please find enclosed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) filed today via EDGAR.  For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from Amendment No. 1 to the Registration Statement.  Included with Amendment No. 2 are Exhibit 5.1 and Exhibit 8.1 for your review.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs, of ICON Capital Corp. at (212) 418-4711.

Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

Enclosures

cc:	Joel S. Kress, ICON Capital Corp. (w/o enclosures)

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